BRAY, MILLER & BRAY, L.L.C.

Attorneys At Law

Ivy Corporate Park

100 Misty Lane

Parsippany, New Jersey 07054-2710

Telephone No.: 973-739-9600

Facsimile No.: 973-739-9696

Attorneys for Plaintiff

RICHARD GREENBERG,	Plaintiff,	SUPERIOR COURT OF NEW JERSEY LAW DIVISION: MORRIS COUNTY DOCKET NO.: L-1101-09

v.		Civil Action

PRO SHARES TRUST and PRO SHARES ADVISORS, L.L.C.,		COMPLAINT AND JURY DEMAND

Defendant.

Plaintiff, by way of Complaint against the Defendants says:

FIRST COUNT

IDENTIFICATION OF PARTIES

1. Plaintiff, Richard Greenberg (“Greenberg”) resides at 6199 North West 21st Terrace, Boca Raton, Florida 33469.

2. Greenberg is an individual who invests from time to time in publicly-traded securities.

3. Defendant, Pro Shares Trust (“Pro Shares”) is a Delaware business trust with principal offices at 7501 Wisconsin Avenue, Bethesda, Maryland 20814.

4. Pro Shares is a registered investment company with several exchange-traded funds that are listed on the American Stock Exchange (“The Funds”).

5. Pro Shares is affiliated with Defendant, Pro Shares Advisors, L.L.C. (“Advisors”), who serves as an investment advisor to each of The Funds and maintains offices with Pro Shares.

BASIS POR VENUE

6. The misrepresentations and wrongful acts that are the subject of this action occurred at 100 Misty Lane, Parsippany, New Jersey. Hence, venue of this action is in Morris County.

BACKGROUND

7. Pro Shares, through The Funds, establishes investment securities.

8. Pro Shares and Advisors have generally represented The Funds to be investments whose values correlate to the performance of an established benchmark or index. Specifically:

(a) Some of The Funds are established so that so called “long purchases” fluctuate in accordance with the price performance in a designated index or benchmark.

(b) Some of The Funds are established so that so called “short purchases” fluctuate inverse to the price performance in a designated index or benchmark.

(c) Some of The Funds are established so that they fluctuate based upon a designated multiple of the price performance of an index or benchmark.

9. Pro Shares has designated, and named, investments that will have price return characteristics double (200%) of the underlying index as: “Ultra Pro Shares.”

10. Pro Shares has designated, and named, investments that will have price return characteristics equal to, or equal to a multiple of, the inverse of the underlying index as: “Short Pro Shares” and “Ultra Short Pro Shares,” respectively.

11. On or about August 1, 2008, Michael P. Warren (“Warren”), a Regional Vice President of Advisors, made a sales visit and presentation at Greenberg’s offices at 100 Misty Lane, Parsippany, New Jersey.

12. In addition to Greenberg and Warren, Greenberg's registered investment advisor and another registered investment advisor were present.

CAUSE OF ACTION

13. At the aforesaid meeting and presentation, Warren provided assurances and made material representations about the performance of Pro Shares, with a particular emphasis upon the performance of the Ultra Pro Shares and Ultra Short Pro Shares.

14. In response to inquiries, Warren expressly represented that the Ultra Pro Shares price performance for indices, including international indices, would fluctuate at a price of 200% of the inverse of the designated index and the Ultra Pro Shares would fluctuate at a price of 200% of the designated index.

15. When knew, or should have reasonably known, that the aforesaid representations were false and misleading.

16. The aforesaid representations were made with the intent that Greenberg rely upon same and make investment purchases in The Funds offered by Pro Shares.

17. Warren also represented that his firm actually provided the investment advice and counsel to Pro Shares and that he was well-qualified to provide accurate information on the performance of The Funds.

18. In reasonable reliance upon the aforesaid representations and assurances, Greenberg made substantial investments in, and purchases of, Ultra Short Pro Shares and Ultra Pro Shares.

19. The Pro Shares’ securities purchased as aforesaid did not perform, and have not performed as represented. Specifically, these securities have not had a price performance equal to either two (2) times equal to the inverse of, or two (2) times the price performance designated indices.

20. Greenberg was induced to invest, and purchase, the aforesaid securities, based upon untrue statements of material facts and omissions that, if made, would have made the statements actually made not be misleading.

21. Greenberg was also induced to make these purchases and investments based upon the aforesaid, which constituted a scheme or artifice to defraud.

22. Greenberg was also induced to purchase based upon the aforesaid conduct, which involved deceit.

23. Greenberg was unaware, at the time of the said misconduct and at the time of the purchases and investments, that the aforesaid statements and conduct were untruthful, misleading, fraudulent and deceptive.

24. Upon information and belief, Warren knew, or reasonably had to know, that his statements and conduct were untruthful, misleading, fraudulent and deceptive.

25. Warren acted as aforesaid, as a representative and agent of Advisors and Pro Shares; and, Warren was otherwise authorized to act and speak for, and to bind, Advisors and Pro Shares.

26. The aforesaid conduct violated N.J.S.A. 49:3-71.

27. Greenberg has been damaged as a direct and proximate result of the foregoing.

28. Pro Shares and Advisors are jointly and severally liable to Greenberg in accordance with the provisions of N.J.S.A. 49:3-71.

WHEREFORE, Greenberg demands judgment against Pro Shares and Advisors jointly, severally, or in the alternative, for the following relief:

(a) Compensatory Damages.

(b) Interest.

(c) Counsel Fees.

(d) Costs of Suit.

(e) Such other relief as is just and equitable.

SECOND COUNT

1. Greenberg repeats and incorporates herein by reference the allegations of the First Count as if same were set forth herein at length.

2. Greenberg reserves the right to tender the securities back to Pro Shares in exchange for repayment of the consideration paid.

WHEREFORE, Greenberg demands judgment against Pro Shares and Advisors jointly, severally, or in the alternative, for the following relief:

(a) The remedies provided in N.J.S.A. 49:3-71 when a tender has been made.

(b) Counsel Fees.

(c) Costs of Suit.

(d) Such other relief as is just and equitable.

THIRD COUNT

1. Greenberg repeats and incorporates herein by reference the allegations of the First and Second Counts as if same were set forth herein at length.

2. The aforesaid actions and conduct constitute a common law fraud. Specifically:

(a) Misrepresentations of material facts were made as aforesaid.

(b) Pro Shares and Advisors knew, or should have known, the said representations by their authorized agent (Warren) were false and misleading.

BRAY, MILLER & BRAY, L.L.C.

Attorneys At Law

Ivy Corporate Park

100 Misty Lane

Parsippany, New Jersey 07054-2710

Telephone No.: 973-739-9600

Facsimile No.: 973-739-9696

Attorneys for Plaintiff

RICHARD GREENBERG,	Plaintiff,	SUPERIOR COURT OF NEW JERSEY LAW DIVISION: MORRIS COUNTY DOCKET NO. L-1109-09

v.		Civil Action

PRO SHARES TRUST and PRO FUND ADVISORS, LLC,		AMENDMENT TO COMPLAINT

Defendant.

Plaintiff, by way of Amendment to Complaint says:

1. The caption of the Complaint is amended to name “ProFund Advisors, LLC” as a Defendant, in the place and stead of Pro Shares Advisors, L.L.C.

2. All references in the Complaint to “Pro Shares Advisors, LLC” shall be deemed to mean “ProFund Advisors, LLC.”

BRAY, MILLER & BRAY, L.L.C.
Attorneys for Plaintiff

By:	/S/ PETER R. BRAY
PETER R. BRAY

Dated: April 28, 2009